Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
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Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

RECEIVED
2009 SEP 23 A 7:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

09046998

SUPPL

September 22, 2009

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of the public disclosure document of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of this document by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

9/24

WSLegal\044609\00008\5536798v1

SCHEDULE

Press Releases

1. News Release – English, date of filing September 21, 2009

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Announces Acquisition of Century Oilfield Services Inc.

<<
NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.
>>

CALGARY, Sept. 21 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) and Century Oilfield Services Inc. ("Century") are pleased to announce that they have entered into a definitive agreement (the "Agreement") pursuant to which Calfrac has agreed to acquire Century, a privately held fracturing services company based in Calgary, Alberta (the "Acquisition"). Under the terms of the Agreement, Calfrac will pay $90 million for all of the issued and outstanding common shares of Century, the consideration for which will be 85% comprised of Calfrac shares priced at approximately $14.87 per share, (being Calfrac's trailing 10-trading day volume weighted average trading price), and 15% in cash. In addition, Calfrac will assume indebtedness and incur other liabilities of approximately $30 million on an aggregate net basis.

Century, founded in 2005, is a leading provider of fracturing services in the Western Canadian Sedimentary Basin ("WCSB"). Century has approximately 70,000 of conventional pumping horsepower and 12 blenders currently operating across the WCSB, in addition to a considerable complement of related equipment, including high rate pumpers, CO(2) and nitrogen pumping units and 10 coiled tubing units. Century's customers include many of the most active production companies operating in the WCSB, and it has an established base of operations in Estevan, Saskatchewan servicing the Bakken light oil play.

Doug Ramsay, the President and Chief Executive Officer of Calfrac, stated that "The acquisition of Century is a highly attractive transaction for each of Calfrac and Century with strategic benefits that we expect will create value for all Calfrac shareholders, including the former Century shareholders. We appreciate the quality of the organization that Century has built, and look forward to the completion of the Acquisition and integrating Century's equipment and employees into the Calfrac team."

Subsequent to the Acquisition, Calfrac will have approximately 450,000 of conventional pumping horsepower, placing it among the world's largest and most capable fracturing companies. Calfrac will utilize the majority of the Century equipment in key unconventional natural gas resource plays in the WCSB and will also deploy equipment in Calfrac's growing operations in the United States, Russia, Mexico, Argentina and other international markets.

As a result of Calfrac's recent acquisition of Pure Energy Service Ltd.'s fracturing assets in the U.S. and expanding business activity, Calfrac's lead bank has structured a new $135 million senior credit facility, based on commitments received from a number of Canadian financial institutions. Pursuant to the Acquisition, Calfrac's lead bank has also committed to provide an additional $40 million senior facility, for total committed facilities of $175 million upon closing of the Acquisition.

The Acquisition will be effected by way of a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") whereby Century shareholders shall be entitled to elect to receive either (A) 0.045676 of a Calfrac share ("Share Consideration") for each Century share held, or (B) $0.679182 in cash ("Cash Consideration") for each Century share held, or (C) a combination of Share Consideration and Cash Consideration; provided that the maximum aggregate Cash Consideration shall not exceed approximately $13.5 million; and provided that the maximum aggregate Share Consideration shall not exceed approximately 5.15 million Calfrac shares. In the event that Century shareholders elect to receive more than the maximum amount of Cash Consideration or Share Consideration available, such consideration will be distributed pro rata. The Calfrac shares to be issued on the exchange of Century shares pursuant to the Arrangement will be available to Century

shareholders on a tax deferred basis. On completion of the Acquisition, the current shareholders of Calfrac will own approximately 88% of Calfrac's outstanding shares and the shareholders of Century will own approximately 12% of Calfrac's outstanding shares. The board of directors of each of Calfrac and Century have unanimously approved the Agreement.

Securityholders holding approximately 15.7% of the combined outstanding shares and options of Century have signed lock up agreements in support of the Arrangement. The proposed Arrangement is subject to customary stock exchange, court and regulatory approvals as well as approval by 66 2/3% of the votes cast by the shareholders and optionholders of Century, voting together as a single class in person or by proxy, at a meeting of Century shareholders and optionholders to be scheduled for November 10, 2009. The Acquisition is expected to close shortly thereafter. It is anticipated that an information circular pertaining to the proposed Arrangement will be mailed by Century to its shareholders and optionholders in October 2009.

The Agreement contains customary terms and conditions for a transaction of this nature, including a prohibition upon Century from soliciting or initiating any discussion concerning any other business combination or similar transaction, the right of Calfrac to match any unsolicited superior proposal received by Century and a reciprocal termination fee of $4.25 million payable to either Calfrac or Century, as the case may be, in certain circumstances.

As part of the Acquisition, Calfrac has agreed that it will nominate for election at the next annual general meeting of Calfrac shareholders one member of the board of directors of Century.

CIBC World Markets Inc. ("CIBC") is acting as financial advisor to the board of directors of Century. CIBC has advised the board of directors of Century that it is of the opinion, as of the date hereof, that the consideration to be received by the Century shareholders pursuant to the proposed Arrangement is fair, from a financial point of view, to Century shareholders. Peters & Co. Limited is acting as financial advisor to Calfrac.

A conference call for investors, financial analysts and other interested persons will be hosted by Calfrac at 10:00 a.m. MDT on September 21, 2009 to discuss the Acquisition. To call in, interested parties should dial 1 (800) 732-1073 (toll free) or 1 (416) 644-3425. A replay of the conference call will be available until October 5, 2009 by dialling 1 (877) 289-8525 (toll free) or 1 (416) 640-1917, and entering passcode 4163444 followed by the number sign. A webcast of the conference call may be accessed via Calfrac's website at www.calfrac.com.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada, the United States, Russia, Mexico and Argentina.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The common shares of Calfrac have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward-looking statements and information concerning completion and timing of the Arrangement; the assessment of Calfrac following the Acquisition including its available pumping horsepower; strategic benefits; value creation; the deployment of surplus equipment; and available credit

facilities. These forward-looking statements and information are based on certain key expectations and assumptions made by Calfrac and Century. Although Calfrac and Century believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as neither Calfrac nor Century can give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive.

There are also risks inherent in the nature of the proposed Arrangement, including failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the value of either entity; and failure to obtain the required securityholder, court, regulatory and other third party approvals. This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement. Calfrac and Century have included these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail the securityholder meeting materials; the time of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statement and information concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other risk factors that could affect Calfrac's operations or financial results are included in Calfrac's annual information form and may be accessed through the SEDAR website (www.sedar.com). The forward-looking statements and information contained in this press release are made as of the date hereof and neither Calfrac nor Century undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

%SEDAR: 00002062E

/For further information: Calfrac Well Services Ltd.: Douglas R. Ramsay, President and Chief Executive Officer, Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Tom J. Medvedic, Senior Vice President, Corporate Development, Tel: (403) 266-6000, Fax: (403) 266-7381; Century Oilfield Services Inc.: Kevin R. Baker, President and Chief Executive Officer, Corey Zahn, Vice-President, Finance and Chief Financial Officer, Tel: (403) 440-3600, Fax: (403) 269-1715/

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 08:00e 21-SEP-09